Liquid Media Signs Definitive Agreement to Acquire Digital Cinema United

Vancouver, British Columbia – February 11, 2022 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced that further to its press release dated August 4, 2021, it has executed a definitive agreement to acquire Digital Cinema United Holdings Ltd. (“DCU”), which provides content supply chain technology and services supporting independent intellectual property (IP) owners, producers, sales agents, alternative content distributors, downstream media platforms and studios globally. The closing is expected to be completed in the coming weeks as the remaining customary closing conditions are fulfilled and will drive phase III of Liquid’s four-phase business solution engine spanning the end-to-end creative process from inception to monetization.

“With the acquisition of DCU, Liquid inherits DCU’s longstanding position as a company of choice for the entertainment and media industry. The services DCU provides are essential to film and TV producers and distributors, engage with clients across every aspect of the supply chain,  supercharge our solution engine and further our reach,” says Ron Thomson, CEO of Liquid Media. “This transaction is a strategic win for both companies, with DCU bringing a range of loyal clientele, revenue base and stellar reputation worldwide. Liquid brings DCU additional capital that drives rapid growth, back office support to scale execution across verticals, and the benefits of the many arms of its growing family of companies.”

DCU’s supply chain provides technical services and solutions that bring picture and audio to life in any environment, from movie theaters, airplanes and broadcast television all the way through to streaming and other VOD platforms. The creation of file formats, QC, mastering, packaging and delivery, distribution and metadata management are some of the key areas in which DCU excels and helps content owners get their life’s work to audiences around the world. The collaborative process between DCU and its clients truly allows producers and sales companies to take comfort in knowing their projects are in capable hands, trusted by over 700 distributors worldwide.

“We are delighted to be concluding our deal with Liquid Media Group, a company whose vision and strategies align with ours and this is therefore a very comfortable fit for DCU,” said Alan Christensen, CEO for Digital Cinema United. “The recent acquisitions Liquid has made show a huge leap towards becoming a full solution engine for content creators, which enables a much more automated and cost-effective model that ultimately yields better returns. We see value in the skill sets across all companies within the group working seamlessly together, and we believe that DCU is an integral part of th~~e~~ machine. We look forward to building a better future for the entire industry together.”

Digital Cinema United will continue to provide its popular digital end-to-end supply chain services and tools to over 700 clients across North America, Latin America, Australia, New Zealand, Europe, the Middle East, and Africa. In parallel, DCU will play an important role in stage III of Liquid’s business solution engine, which covers integrated digital asset management of content for IP owners and creators of all sizes.

“We are extremely pleased to have reached this milestone and to be welcoming the brilliant DCU team to the Liquid Media family of companies,” added Thomson. “The growth of our company is directly supporting the expansion and success of our four-phase solution, which covers the entire IP lifecycle. We are excited by the considerable momentum that this is driving for Liquid and the sustainable value our growth is creating for shareholders.”

Under the terms of the definitive agreement, Liquid will acquire DCU for US$11.25M payable in common shares of Liquid, which are scheduled to be paid out to DCU investors across specific performance milestones in three tranches. The first tranche of consideration shares is payable on closing and will consist of $3,750,000 in common shares of Liquid at a price per share of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to closing. The two remaining milestones will be triggered by DCU generating revenues totaling more than US$15M over a period of up to five years with the corresponding consideration shares being issued at share prices reflecting then-current share price levels (but not less than $1.25/share), under a formula intended to arrive at an average issue price across the entire transaction of $2.00 per Liquid common share. In addition to statutory resale restrictions applicable to all consideration shares, 50% of the first tranche of consideration shares are subject to resale restrictions expiring as to 300,000 consideration shares every six months from issuance, subject to acceleration in certain circumstances, as more particularly described in the definitive agreement, which will be available under the Company’s profile at www.sedar.com in due course.

About DCU:

Digital Cinema United (DCU), a Liquid Media company, is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague, and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia, and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

Additional information is available at https://digitalcinemaunited.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, is enabling independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, access production funding, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.